

Mail Stop 3030

September 8, 2016

<u>Via E-mail</u>
Sonja K. McClelland
Vice President, Secretary, Treasurer
   and Chief Financial Officer
Hurco Companies, Inc.
One Technology Way
Indianapolis, Indiana 46268

      Re: Hurco Companies, Inc.
             Form 10-K for Fiscal Year Ended October 31, 2015
             Filed January 8, 2016
             File No. 000-09143

Dear Ms. McClelland:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

1.   We note that on page 3, you include a table of revenues divided into four product categories. In Note 16, on page 64, you similarly show four product categories in your table. Please tell us why you only reflect two product categories in the table on page 23 of your MD&A.

2.   With respect to the table of revenues by product categories, we note no discussion of the significant reasons for changes in the amounts in each category. Please revise future filings to explain the underlying causes of significant changes. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 25

3.   It appears that you are presenting a non-GAAP measure for working capital excluding cash and cash equivalents. In future filings, when presenting non-GAAP measures, please include all of the disclosures required by Item 10(e) of Regulation S-K.

Item 8. Financial Statements

Note 16. Segment Information, page 63

4.   We note that you include all revenues attributed to customers in North America in one line item. In future filings please disclose revenues for the U.S., your country of domicile, in accordance with ASC 280-10-50-41(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jeanne Bennett at (202) 551-3606 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant
                                Office of Electronics and Machinery